Exhibit 1A-6B

AMERICAN HOMEOWNER PRESERVATION

EXECUTIVE EMPLOYMENT AGREEMENT

This is an Agreement, entered into on January 15, 2018, by and among DeAnn O'Donovan (“Executive”), AHP Servicing, LLC (“Servicing"), and AHP Capital Management, LLC (“Capital Management”). Servicing and Capital Management are sometimes referred to as “Companies”) in this Agreement.

Background

I.            Servicing is in the business of buying distressed residential mortgage loans and seeking a resolution that, if possible, allows the homeowners to remain in their home, as well as servicing such loans for itself and third parties.

II.           Capital Management is in the business of advising Servicing and other affiliates with respect to the purchase, sale, and disposition of distressed residential mortgage loans.

III.         Both Companies wish to employ Executive on the terms and conditions of this Agreement.

NOW, THEREFORE, intending to be legally bound and acknowledging the receipt of adequate consideration, the parties hereby agree as follows:

1.          Employment. Both Companies hereby employ Executive on the terms and conditions of this Agreement, and Executive hereby accepts such employment.

2.          Term. Executive's employment by the Companies shall begin on March 5, 2018 (the “Effective Date“) and shall terminate on the third anniversary of the Effective Date unless it is terminated sooner pursuant to section 5; provided that on the third anniversary of the Effective Date and on each anniversary thereafter (each, a “Renewal Date"), Executive's employment shall be automatically extended, upon the same terms and conditions, for an additional period of one (1) year, unless either party provides written notice of non-renewal at least ninety (90) days before the applicable Renewal Date. The period during which Executive is employed by the Companies is referred to as the “Employment Term.”

3.           Position and Duties.

3.1. Position. During the Employment Term, Executive shall serve as the President and Chief Executive Officer of both Companies, replacing Jorge P. Newbery, who has executed this Agreement on behalf of both Companies. Executive shall also serve as a Director of each of the Companies and also of their affiliate, Neighborhoods United, LLC, without additional compensation.

3.2. Duties. As the Chief Executive Officer, Executive will have such duties consistent with her office as may be assigned to her from time to time by the Boards of Directors of the Companies (collectively, the “Boards of Directors"). Among other things, her duties and responsibilities will include (i) development of business plan for the Companies, (ii) establishing budgets, (iii) recruiting a C-Suite executive team, (iv) implementing business and accounting systems, (v) establishing sales targets and strategies, (vi) overseeing and directing the offering of securities by Servicing under Regulation A, (vii) developing a positive company culture, and (viii) hiring and firing employees.

3.3. Time Commitment. During the Employment Term, Executive shall devote substantially all of her business time and attention to the performance of her duties under this Agreement and will not engage in any other business, profession, or occupation for compensation or otherwise, either directly or indirectly, without the prior written consent of the Board of Directors. Notwithstanding the foregoing, Executive will be permitted to (i) with the prior written consent of the Boards of Directors (which consent will not be unreasonably withheld or delayed), act or serve as a director, trustee, committee member, or principal of any type of business (whether for-profit or not-for-profit), civic, or charitable organization, as long as such activities are disclosed in writing to the Companies and do not create conflict-of-interests or materially interfere with Executive's duties to the Companies; and (ii) purchase or own less than five percent (5%) of the publicly-traded securities of any corporation not engaged in the business of the Companies or any related business; provided that in the case of either of the foregoing exceptions, either (x) such ownership represents a passive investment and that Executive is not a controlling person of, or a member of a group that controls, such organization, or (y) the organization is engaged solely in a business activity described on Exhibit 3.3. This Agreement constitutes prior written consent of the Boards of Directors to Executive's engagement in the business activities described on Exhibit 3.3 during the Employment Term for so long as such activities, both individually and collectively, do not create conflict-of-interests or materially interfere with Executive's duties to the Companies.

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3.4. Place of Performance. The principal place of Executive's employment shall be the principal executive offices of the Companies currently located in Chicago, IL, provided that Executive may be required to travel on Company business during the Employment Term. It is hereby agreed and acknowledged that in addition work performed outside of the Companies' principal place of business in connection with business travel, Executive may periodically work from her home or other locations outside of the Companies' principal place of business so long as working from such locations does not materially interfere with performance of her duties hereunder or up to twenty percent (20%) of her work time.

4.          Compensation.

4.1. Base Salary. The Companies shall pay Executive an annual base salary (the “Base Salary”) in periodic installments in accordance with their customary payroll practices, but no less frequently than monthly. During Executive's first year of employment, the Base Salary shall be Three Hundred Thousand Dollars ($300,000). On each anniversary of the Effective Date, the Base Salary shall be increased by a percentage equal to the percentage increase in the Consumer Price Index for Urban Wage Earners/Clerical Workers (CPI-W) for the Chicago-Gary-Kenosha, IL-IN-WI area published by the U.S. Bureau of Labor Statistics for the one year period ended as December 31 of the immediately preceding calendar year. Executive's Base Salary shall also be reviewed at least annually by the Boards of Directors and the Boards of Directors may, but shall not be required to, increase (but not decrease) the Base Salary in an amount greater than set forth in the preceding sentence (an “Additional Increase”) . Any such Additional Increase shall be in the sole discretion of the Boards of Directors.

4.2. Annual Bonus.

4.2.1. For 2018. For the period beginning on the Effective Date and ending on December 31, 2018, Executive shall be guaranteed a bonus of Seventy Five Thousand Dollars ($75,000), which shall be paid no later than January 31, 2019 (the “Guaranteed Bonus”). Executive shall also be eligible for (but is not guaranteed) an additional bonus of Seventy Five Thousand Dollars ($75,000) for such period (the “Additional First Year Bonus”), based on the achievement of the milestones set forth on Exhibit 4.2.1. If Executive fully achieves all such milestones she shall be entitled to the full Additional First Year Bonus, while if she fully achieves some but not all of such milestones she shall be entitled to a portion thereof, as set forth on Exhibit 4.2.1.

4.2.2. Subsequent Years. No later than November 30th of each calendar year during the Employment Term, beginning with the 2018 calendar year, the Companies and Executive shall agree in writing on a target bonus plan for Executive for the following calendar year, based on full or partial achievement of objective milestones. The target bonus for each such calendar year shall be one hundred percent (100%) of Base Salary for such calendar year. No part of such target bonus shall be guaranteed, but such target bonus shall be uncapped (i.e., Executive could earn more than target bonus amount for any given year in the event actual performance exceeds target). If the Companies and Executive are unable to agree in writing on a bonus plan for Executive for the following calendar year by November 30th, the either party may terminate this Agreement and Executive's employment.

4.2.3.       Payment. Each bonus contemplated by this section 4.2 shall be paid not later than February 28th of the calendar year immediately following the calendar year with respect to which the such bonus is earned (other than the Guaranteed Bonus, which shall be paid not later than the date specified in section 4.2.1).

4.3. Equity Awards. Simultaneously with the execution of this Agreement, Executive is hereby granted Five Thousand (5,000) Shares of the Common Stock of Neighborhoods United, LLC and Twenty Thousand (20,000) Shares of the Common Stock of Servicing. The terms and conditions of such grants are set forth in a separate Stock Restriction, Vesting, and Stockholder Rights Agreement entered simultaneously with this Agreement. The Boards of Directors of the Companies may, but shall not be required to, authorize additional equity-based awards for Executive, including outright equity grants, stock options, and phantom stock rights, the nature and terms of which shall be in the sole discretion of each Board of Directors.

4.4. Fringe Benefits and Perquisites. During the Employment Term, Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Companies, and to the extent the Companies provides similar benefits or perquisites (or both) to similarly situated executives of the Companies. Without limiting the preceding sentence, Executive shall be entitled to an automobile allowance of Eight Hundred Dollars ($800) per month.

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4.5. Employee Benefits. During the Employment Term, Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Companies, as in effect from time to time (“Executive Benefit Plans”) on a basis which is no less favorable than is provided to other similarly situated executives of the Companies, to the extent consistent with applicable law and the terms of the applicable Executive Benefit Plans. The Companies reserve the right to amend or cancel any Executive Benefit Plans at any time in their sole discretion, subject to the terms of such Executive Benefit Plan and applicable law.

4.6. Paid Time Off. During the Employment Term, Executive shall be entitled to twenty-five (25) days of paid time off ("PTO") per calendar year (prorated for partial years), for vacation, sick days, and other absences, other than paid holidays. Executive shall give the Companies reasonable advance notices of her absences where feasible and shall schedule such absences to minimize disruption to the Company's business.

4.7. Holidays. Executive may be absent from work, with pay, on any holiday declared as such by the Companies. The designation of holidays by the Federal government shall not determine holidays of the Companies.

4.8. Business Expenses. Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by Executive in connection with the performance of Executive's duties hereunder in accordance with the expense reimbursement policies and procedures of the Companies as revised from time to time, provided that Executive shall not be entitled to reimbursement of any single expense in excess of Five Thousand Dollars ($5,000) without the written authorization of the Companies, which authorization may be given via email by a member of either of the Boards of Directors (other than Executive herself) or any other party authorized by the Board of Directors for such purpose.

4.9. Indemnification.

4.9.1. In General. If Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), other than any Proceeding initiated by Executive or the Companies related to any contest or dispute between Executive and the Companies or any of their affiliates with respect to this Agreement or Executive's employment, by reason of the fact that Executive is or was a director or officer of the Companies, or any affiliate of the Companies, or is or was serving at the request of the Companies as a director, officer, member, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, Executive shall be indemnified and held harmless by the Companies to the fullest extent permitted by applicable law or otherwise applicable to any other officer or director of the Companies (whichever scope of indemnification is greater) from and against any liabilities, costs, claims, and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Companies in advance of the final disposition of such litigation upon receipt by the Companies of (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount, and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of Executive to repay the amounts so paid if it shall ultimately be determined that Executive is not entitled to be indemnified by the Companies. In defending herself in any such Proceeding, Executive shall use legal counsel selected with the consent of the Companies, which shall not be unreasonably withheld or delayed.

4.9.2. Insurance. During the Employment Term and for a period of six (6) years thereafter, the Companies or any successor to the Companies shall purchase and maintain, at their own expense, directors' and officers' liability insurance providing coverage to Executive on terms (including but not limited to scope and amount) that are (i) reasonably equivalent to coverage customarily maintained by businesses similar to the businesses of the Companies which maintain such coverage and (ii) no less favorable than the coverage provided to other directors and similarly situated executives of the Companies.

5.           Termination of Employment.

5.1. In General. The Employment Term and the Executive's employment may be terminated by the Companies or by the Executive at any time and for any reason, provided that except as otherwise provided below, either party shall be required to give the other party at least ninety (90) days' advance written notice of any such termination. Any termination shall be effective on the Termination Date, as defined below. Upon termination of Executive's employment during the Employment Term, Executive shall be entitled to the compensation and benefits described in this section 5 and shall have no further rights to any compensation or any other benefits from the Companies or their affiliates.

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5.2. Termination as a Result of Non-renewal by Executive, or for Cause or Without Good Reason. If Executive's employment is terminated because (i) Executive elects not to renew the Employment Term pursuant to section 2, (ii) by the Companies for Cause, or (iii) by Executive without Good Reason, then Executive shall be entitled to receive the following (the "Accrued Amounts"):

5.2.1. Any accrued but unpaid Base Salary and accrued but unused PTO;

5.2.2. Any earned but unpaid bonus, provided that if Executive's employment is terminated by the Companies for Cause, then any such earned but unpaid bonus shall be forfeited; and

5.2.3. Reimbursement for unreimbursed business expenses properly incurred by Executive.

5.3. Cause Defined.

5.3.1. In General. For purposes of this Agreement, "Cause" means:

(a)         Executive's failure to perform her duties in any material respect, other than any such failure resulting from incapacity due to physical or mental illness;

(b)         Executive's failure to comply with any valid and legal material directive of the Board of Directors of either Company;

(c)         Executive's engagement in dishonesty, illegal conduct, or gross misconduct, which is, in each case, materially injurious to the Companies or their affiliates;

(d)         Executive's embezzlement, misappropriation, or fraud, whether or not related to Executive's employment with the Companies;

(e)         Executive's conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude;

(f)          Executive's violation of a material written policy of the Companies which has been provided to Executive, as such policies may be in effect from time to time during the Employment Term; or

(g)         Executive's breach of any material obligation under this Agreement or any other written agreement between Executive and the Companies, including but not limited to the Invention, Non-Disclosure and Non-Competition Agreement between Executive and the Companies (the “Inventions Agreement”).

5.3.2. Opportunity to Cure. Except for a failure, breach, or refusal which, by its nature, cannot reasonably be expected to be cured, Executive shall have ten (10) business days from the delivery of written notice by the Companies within which to cure any acts constituting Cause. The Companies may place Executive on paid leave for up to sixty (60) days while it is determining whether there is a basis to terminate Executive's employment for Cause. Any such action by the Companies will not constitute Good Reason.

5.4. Good Reason Defined.

5.4.1. In General. For purposes of this Agreement, "Good Reason" means the occurrence of any of the following, in each case during the Employment Term without Executive's written consent:

(a)         A reduction in Executive's Base Salary;

(b)         A relocation of Executive's principal place of employment outside of the Chicago metropolitan area or more than fifty (50) miles from its location as of the Effective Date;

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(c)         Any breach by the Companies of any material provision of this Agreement or any material provision of any other agreement between Executive and the Companies;

(d)         The failure of the Companies to obtain an agreement from any successor to the Companies to assume and agree to perform this Agreement in the same manner and to the same extent that the Companies would be required to perform if no succession had taken place, except where such assumption occurs by operation of law; or

(e)         A material, adverse change in Executive's title, authority, duties, or responsibilities (other than temporarily while Executive is physically or mentally incapacitated or as required by applicable law).

5.4.2. Opportunity to Cure. Executive cannot terminate her employment for Good Reason unless she has provided written notice to the Companies of the existence of the circumstances providing grounds for termination for Good Reason within sixty (60) days of Executive becoming aware of such grounds and the Companies have had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If Executive does not provide notice of termination of her employment for Good Reason within sixty (60) days after the first becoming aware of the applicable grounds, then Executive will be deemed to have waived her right to terminate for Good Reason with respect to such grounds.

5.5. Termination as a Result of Non-Renewal by the Companies, for Disability, or By the Companies Without Cause or By Executive for Good Reason. If Executive's employment is terminated (i) by Executive for Good Reason, (ii) by the Companies without Cause, (iii) by the Companies on account of Executive's Disability, or (iv) because the either or both of the Companies elect not to renew the Employment Term pursuant to section 2, Executive shall be entitled to receive the Accrued Amounts and, subject to Executive's execution of a release in substantially the form of Exhibit 5.5 (the "Release"), the following additional amounts:

5.5.1. Executive shall continue to receive her Base Salary for one (1) year following the Termination Date (as defined in section 5.9 below) payable in equal installments in accordance with the Company's normal payroll practices, but no less frequently than monthly, beginning on the first such regular payroll date that follows the 60th day following the Termination Date; provided that in the event of a termination caused by the election of either or both of the Companies not to renew the Employment Term pursuant to section 2, or a termination described in section 4.2.2, Executive shall continue to receive her Base Salary for six (6) months rather than one (1) year.

5.5.2. If Executive timely and properly elects health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), the Companies shall pay directly to the applicable insurance provider, the Executive's monthly COBRA premiums for herself and her dependents until the earliest of: (i) the twelve (12) month anniversary of the Termination Date (or, in the case of a termination caused by the election of either or both of the Companies not to renew the Employment Term pursuant to section 2, or a termination described in section 4.2.2, the six (6) month anniversary), (ii) the date Executive is no longer eligible to receive COBRA continuation coverage, and (iii) the date on which Executive becomes eligible to receive substantially similar coverage from another employer or other source.

5.5.3. Executive shall be entitled to receive a pro-rated bonus for the portion of the bonus year for which Executive was employed to the extent not already included in the Accrued Amounts, which bonus shall be determined and payable at the same time other annual bonuses for such bonus year are determined and paid.

5.5.4. Notwithstanding the foregoing provisions of this section 5.5, Executive shall not be required to executed and deliver the Release to receive the payments and benefits described in sections 5.5.1 through 5.5.3 in the event Executive's employment is terminated by Executive for Good Reason or by the Company without Cause within twelve (12) months following a Change of Control. For purposes of this Agreement, "Change in Control" means:

(a)         One person (or more than one person acting as a group) acquires ownership of stock of either Company that, together with the stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of such Company; provided, that a Change in Control shall not occur if any person (or more than one person acting as a group) owns more than fifty percent (50%) of the total fair market value or total voting power of the Company's stock and acquires additional stock; or

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(b)         The sale of all or substantially all (meaning 50% or more of the gross fair market value) of the Company's assets.

(c) A Change of Control shall not be deemed to occur merely as a result of a reorganization of a Company, and change in the state of formation, a change in the corporate form, or any other transaction that does not result in a change in control or a change in the ownership of a substantial portion of a Company's assets. A Change in Control is intended to constitute a "change in control event" within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i) and shall be interpreted and applied in a manner consistent with such regulation.

5.6. Disability Defined: Termination upon Death.

5.6.1. For purposes of this Agreement, "Disability" means:

(a)         Executive's inability, due to physical or mental incapacity, to substantially perform her duties and responsibilities under this Agreement for ninety (90) days (which need not be consecutive) out of any three hundred sixty-five (365) day period;

(b)         Executive is determined to be totally and permanently disabled under any policy of disability or income continuation insurance whose benefits are material in relation to Executive's total income; or

(c)         Two qualified physicians, one selected by Executive and the other selected by the Companies, determine that Executive will be physically or mentally unable to substantially perform her duties and responsibilities for a period of at least twelve (12) months. If those two (2) physicians are unable to agree, they shall together select a third physician, whose decision shall be final.

5.6.2. In the event of termination of Executive's employment on account of Executive's death, Executive's estate shall be entitled to receive only the Accrued Amounts.

5.7. Notice of Termination. Any termination of Executive's employment (other than termination caused by Executive's death) shall be communicated by written notice of termination (“Notice of Termination“) to the other party hereto in accordance with the notice provisions of this Agreement. The Notice of Termination shall specify:

5.7.1. The termination provision of this Agreement relied upon;

5.7.2. To the extent applicable, the facts and circumstances claimed to provide a basis for termination under the provision indicated; and

5.7.3. The applicable Termination Date.

5.8. Termination Date. The “Termination Date” means:

5.8.1. If Executive's employment terminates on account of Executive's death, the date of death;

5.8.2. If Executive's employment is terminated on account of Executive's Disability, the date it is determined that Executive has a Disability;

5.8.3. If the Companies terminate Executive's employment for Cause, the date the Notice of Termination is delivered to Executive;

5.8.4. If the Companies terminate Executive's employment without Cause, the date specified in the Notice of Termination, provided that if the date specified in the Notice of Termination is less than ninety (90) days following the date on which the Notice of Termination is delivered, then the periods for the payment of Base Salary and any benefits in section 5.5 shall be extended as if the dated specified in the Notice of Termination had been the date ninety (90) days following the date on which the Notice of Termination was delivered;

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5.8.5. If Executive terminates her employment with or without Good Reason, the date specified in Executive's Notice of Termination, which shall be no less than ninety (90) days following the date on which the Notice of Termination is delivered; provided, that the Companies may waive all or any part of the notice period for no consideration by giving written notice to Executive, in which case the Termination Date shall be the date determined by the Companies; and

5.8.6. If Executive's employment terminates because either party provides notice of non-renewal pursuant to section 2, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

5.9.       Resignation of All Other Positions. Upon termination of Executive's employment for any reason, Executive shall be deemed to have resigned from all positions that Executive holds as an officer or member of the Boards of Directors of the Companies or any of their affiliates.

5.10. Section 280G of the Code.

5.10.1. In General. If any of the payments or benefits received or to be received by Executive (including, without limitation, any payment or benefits received in connection with a Change in Control or Executive's termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement, or otherwise) (all such payments collectively referred to herein as the “280G Payments”) constitute “parachute payments” within the meaning of section 280G of the Internal Revenue Code of 1986, as amended (“Section 280G” and the “Code”) and would, but for this section 5.10, be subject to the excise tax imposed under section 4999 of the Code (the “Excise Tax”), then both the Executives and the Companies agree to act in good faith and use commercially reasonable efforts to comply with the shareholder disclosure and approval requirements of Section 280G(b)(5) and any waiver of payments or benefits shall be structured to preserve the maximum payments and benefits to Executive. Any reduction made pursuant to such waiver and this section 5.10 shall be made in a manner determined by the Companies that is consistent with the requirements of section 409A of the Code (“Section 409A”).

5.10.2. Calculations. All calculations and determinations required by this section 5.10 shall be made by an independent accounting firm or independent tax counsel appointed by the Companies (the “Tax Counsel”) whose determinations shall be conclusive and binding on the Companies and Executive for all purposes. For purposes of making the calculations and determinations required by this section 5.10, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of section 280G and section 4999 of the Code. The Companies and Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this section 5.10. The Companies shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

5.11. Section 409A.

5.11.1. General Compliance. This Agreement is intended to comply with Section 409A or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Each party shall not take a position inconsistent with this section 5.11.1, including the filing of any tax return, including information return, unless there is a “determination” within the meaning of section 1313 of the Code (or similar state law) to the contrary. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a "separation from service" under Section 409A. The Companies make no representation that the payments and benefits provided under this Agreement comply with, or are exempt from Section 409A and neither Company shall be liable for all or any portion of any taxes, penalties, interest or other expenses (including attorneys' fees) that may be incurred by the Executive on account of non-compliance with Section 409A, unless such taxes, penalties, interest, or other expenses (including attorney's fees) arise from a breach by the Companies of the terms of this Agreement or the intentional misconduct or gross negligence of either Company.

5.11.2. Specified Employees. Notwithstanding any other provision of this Agreement, if any payment or benefit provided to the Executive in connection with her termination of employment is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A and the Executive is determined to be a "specified employee" as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the Termination Date or, if earlier, on the Executive's death (the "Specified Employee Payment Date"). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to the Executive in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

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5.11.3. Reimbursements. To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following:

(a)         The amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

(b)         Any reimbursement of an eligible expense shall be paid to the Executive on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

(c)         Any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

6.           Cooperation. The parties agree that certain matters in which Executive will be involved during the Employment Term may necessitate Executive's cooperation in the future. Accordingly, following the termination of Executive's employment for any reason, to the extent reasonably requested by the Companies, Executive shall cooperate with the Companies in connection with matters arising out of Executive's service to the Companies, provided that the Companies shall make reasonable efforts to minimize disruption of the Executive's other activities. The Companies shall reimburse Executive for reasonable expenses incurred in connection with such cooperation and, to the extent that Executive is required to spend substantial time on such matters, the Companies shall compensate Executive at an hourly rate based on Executive's Base Salary on the Termination Date.

7.           Security.

7.1. Security and Access. Executive agrees and covenants (i) to comply with all security policies and procedures of the Companies as in force from time to time, including without limitation those regarding computer equipment, telephone systems, voicemail systems, facilities access, monitoring, key cards, access codes, internet, social media and instant messaging systems, computer systems, e-mail systems, computer networks, document storage systems, software, data security, encryption, firewalls, passwords IT resources and communication technologies ("Facilities and Information Technology Resources"); (ii) not to access or use any Facilities and Information Technology Resources except as authorized by the Companies; and (iii) not to access or use any Facilities and Information Technology Resources in any manner after the termination of Executive's employment. Executive agrees to notify the Companies promptly in the event she learns of any violation of the foregoing by others, or of any other misappropriation or unauthorized access, use, reproduction, or reverse engineering of, or tampering with any Facilities and Information Technology Resources by others.

7.2. Exit Obligations. Upon any termination of Executive's employment or upon the request of the Companies at any time, Executive shall (i) provide or return to the Companies any and all property of the Companies, including keys, key cards, access cards, identification cards, security devices, employer credit cards, network access devices, computers, cell phones, smartphones, PDAs, pagers, fax machines, equipment, speakers, webcams, manuals, reports, files, books, compilations, work product, e-mail messages, recordings, tapes, disks, thumb drives or other removable information storage devices, hard drives, negatives and data and all documents and materials belonging to the Companies and stored in any fashion, that are in the possession or control of Executive, whether they were provided to Executive by the Companies or any of its business associates or created by Executive in connection with her employment; and (ii) delete or destroy all copies of any such documents and materials not returned to the Companies that remain in Executive's possession or control. For the purpose of clarity, it is hereby confirmed that Executive's mobile phone number is not an asset of the Companies, shall remain her asset following termination of employment for any reason, and if maintained on a mobile phone contract of the Company during the Employment Term shall be promptly transferred to a new account designated by Executive upon termination of employment hereunder.

8.           Publicity. Executive consents to any and all uses and displays, by the Companies and their affiliates, of Executive's name, voice, likeness, image, appearance, and biographical information in, on or in connection with any pictures, photographs, audio and video recordings, digital images, websites, television programs and advertising, other advertising and publicity, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, and all other printed and electronic forms and media throughout the world, at any time during or after the period of her employment by the Companies, for all legitimate commercial and business purposes of the Companies ("Permitted Uses") without further consent from or royalty, payment, or other compensation to Executive. Executive hereby forever waives and releases the Companies and their directors, officers, employees, and agents from any and all claims, actions, damages, losses, costs, expenses, and liability of any kind, arising under any legal or equitable theory whatsoever at any time during or after the period of her employment by the Companies, arising directly or indirectly from their exercise of their rights in connection with any Permitted Uses.

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9.           Miscellaneous.

9.1. Amendments; Waivers. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

9.2. Notices. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, to the principal business address of the Companies or the address of Executive on file with the Companies, as applicable; or (ii) on the date transmitted by electronic mail to jNewbery@ahpfund.com in the case of the Companies and to deann1890@gmail.com in the case of Executive, in each case with transmission receipt acknowledgment from the recipient by non-automated email response or other written confirmation of receipt. A party may change its own notice address by giving notice satisfactory under this section.

9.3. Governing Law. This Agreement shall be governed by the internal laws of Illinois without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Illinois courts located in or most geographically convenient to Cook County, Illinois, and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personal jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Illinois law.

9.4. Representations by Executive. Executive hereby warrants and represents that neither Executive's employment by the Companies nor the performance of Executive's duties on behalf of the Companies violate or conflict with any contract or agreement to which Executive is a party or by which Executive is bound.

9.5. Language Construction. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

9.6. No Offer. The submission of this Agreement by any party for the review and/or execution by another party does not constitute an offer or reservation of rights for the benefit of any party. This Agreement shall become effective, and the parties shall become legally bound, only if and when all parties have executed this Agreement.

9.7. Signatures. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original. An original signature transmitted by email shall be deemed to be original for purposes of this Agreement. This Agreement may be signed electronically, e.g., via DocuSign.

9.8. Binding Effect. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

9.9. Titles and Captions. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

9.10. Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

9.11. Days. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

9.12. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

AHP SERVICING, LLC /s/ Jorge Newbery By Jorge Newbery, CEO AHP CAPITAL MANAGEMENT, LLC /s/ Jorge Newbery By Jorge Newbery, Manager /s/ DeAnn O'Donovan DeAnn O'Donovan

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EXHIBIT 3.3

Permitted Outside Business Activities

1. Real estate investments.

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EXHIBIT 4.2.1

Additional First Year Bonus Milestones

For purposes of this Exhibit 4.2.1, each of the following is a "Bonus Milestone":

First Bonus Milestone	Fill all of the following positions for Servicing with qualified candidates, reasonably acceptable to the Board of Directors of Servicing, within four months following the Effective Date:

•	Human Resources Manager
•	Compliance Manager
•	Executive Assistant
•	Chief Operating Officer OR Vice President of Administration
•	Vice President for Servicing
•	Chief Financial Officer OR Controller
•	OREO Manager
•	In-House Counsel

******

Second Bonus Milestone	Adopt written forms and Policies & Procedures for Servicing reasonably acceptable to the Board of Directors of Servicing addressing all of the following issues

•	Employee Handbook
•	Release of Mortgage
•	Loss Draft for Insurance Claims
•	Error and Information Requests
•	Payment Processing
•	Periodic Statements
•	Escrow Account Management
•	Service Members Civil Relief Act (SCRA)
•	Collections
•	Loan Modifications
•	Property Litigation (Foreclosure, Deeds in Lieu of Foreclosure, Etc.)
•	Borrower Bankruptcy
•	OREO Management and Disposition
•	Management Reporting
•	Credit Approval Authority Levels
•	Compliance Plan

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EXHIBIT 5.5

Form of Release

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AMERICAN HOMEOWNER PRESERVATION

RELEASE

This is an Agreement, entered into on ____________________________ by and among DeAnn O'Donovan ("Executive"), AHP Servicing, LLC ("Servicing"), and AHP Capital Management, LLC ("Capital Management"). Servicing and Capital Management are sometimes referred to as "Companies") in this Agreement.

Background

I.       Executive has been employed by the Companies pursuant to an agreement dated January , 2018 and captioned "Executive Employment Agreement" (the "Employment Agreement").

Executive's employment has ended and, to gain entitlement to certain benefits set forth in the Employment, Executive has agreed to execute this Agreement.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.               Definitions. Capitalized terms not otherwise defined in this Agreements have the meanings given to them in the Employment Agreement.

2.               Termination Date. The parties acknowledge that Executive's employment with the Companies has terminated and that the Termination Date was___________________

3.               Release.

3.1.       In General. Executive hereby releases the Company and its Affiliates from all claims, known or unknown, arising from any act or omission through the date of this Agreement. The claims thereby released include but are not limited to claims arising under (i) the Employment Agreement, (ii) the Limited Liability Company Agreements of the Companies, (iii) the agreement captioned "Stock Restriction, Vesting and Stockholder Rights Agreement" dated January 15, 2018 (the "Equity Agreement"), (iv) Title VII of the Civil Rights Act of 1964, (v) the Age Discrimination in Employment Act, (vi) the Americans with Disabilities Act, (vii) the federal Equal Pay Act, (viii) the federal Family and Medical Leave Act, (ix) the federal Employee Retirement Income Security Act, (x) the Securities Act of 1933, (xi) the Securities Exchange Act of 1934, (xii) any other federal, state, or local law or ordinances governing employment relationships, the sale of securities, or otherwise, (xiii) any regulations adopted under any such federal, state, or local law or ordinance, and (xiv) any common law claims under tort, contract, or any other theories now or hereafter recognized.

3.2. Exception. Notwithstanding the foregoing release, the Companies shall remain obligated to perform their obligations under (i) this Agreement, (ii) section 6 of each of the Limited Liability Agreements of the Companies (dealing with exculpation and indemnification), (iii) other provisions of the Limited Liability Agreements of the Companies to the extent Executive remains an owner of equity interests in the Companies following termination of Executive's employment, (iv) section 4.9 of the Employment Agreement (dealing with indemnification, (v) other provisions of the Employment Agreement to the extent to be performed following termination of Executive's employment, (vi) section 3 and section 4 of the Equity Agreement (dealing with preemptive rights and tag-along rights, respectively) to the extent a transaction triggering the rights provided therein is in process as of the date this Agreement, and (vii) other provisions of the Equity Agreement to the extent arising on or after the date of this Agreement.

3.3. Affiliates. For purposes of this Agreement, the "Affiliates" of the Company means (1) any other entity under common control with either Company, (ii) any person who would be treated as "related to" either Company under section 267(b) or section 707(b) of the Code, and (iii) the officers, directors, shareholders, managers, members, employees, and agents of either Company or any such other entity or person.

4.                 Disparagement. Executive shall not disparage the Companies or their Affiliates. Similarly, and neither the Company nor its Affiliates shall disparage Executive.

5.                 Confidentiality. The parties agree that the terms and conditions of this Agreement shall remain confidential between them and shall not be disclosed to any other person, except as may be required by law. Notwithstanding the preceding sentence, either party may disclose that Executive is no longer associated with the Company.

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6.     Miscellaneous.

6.1. Amendments; Waivers. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

6.2. Notices. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, to the principal business address of the Companies or the address of Executive on file with the Companies, as applicable; or (ii) on the date transmitted by electronic mail to jNewbery@ahpfund.com in the case of the Companies and to deann1890@gmail.com in the case of Executive, in each case with transmission receipt acknowledgment from the recipient by non-automated email response or other written confirmation of receipt. A party may change its own notice address by giving notice satisfactory under this section.

6.3. Governing Law. This Agreement shall be governed by the internal laws of Illinois without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Illinois courts located in or most geographically convenient to Cook County, Illinois, and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personal jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Illinois law.

6.4. Language Construction. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

6.5. Signatures. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original. An original signature transmitted by email shall be deemed to be original for purposes of this Agreement. This Agreement may be signed electronically, e.g., via DocuSign.

6.6. Binding Effect. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

6.7. Titles and Captions. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

6.8. Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

6.9. Days. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

6.10. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

AHP SERVICING, LLC By Jorge Newbery, CEO AHP CAPITAL MANAGEMENT, LLC By Jorge Newbery, Manager DeAnn O'Donovan

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